Derek Dostal +1 212 450 4322 derek.dostal@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

September 9, 2025

Re: Bain Capital GSS Investment Corp. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 1, 2025 CIK No. 0002064355

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Benjamin Holt
Pamela Long
Frank Knapp
Jennifer Monick

Ladies and Gentlemen:

On behalf of our client, Bain Capital GSS Investment Corp. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated August 11, 2025 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is publicly filing the Registration Statement (the “Registration Statement”) together with this response letter. The Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted August 1, 2025

Compensation of Sponsor, Sponsor’s Affiliates and Directors and Officers, page 15

1.

We acknowledge your response to prior comment 2. Please further revise here and on the cover page to disclose that additional shares may be issued for no additional consideration to the sponsor, affiliates or promoters in the event of an increase in the size of the offering in order to maintain a founder share interest of 20%. Also disclose whether and the extent to which such securities issuances may result in a material dilution of the purchasers’ equity interests. See Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comments and advises the Staff that it has revised the disclosure on the cover page and in the “Compensation of Sponsor, Sponsor’s Affiliates and Directors and Officers” disclosure on page 15.

The Offering, page 21

2.

We note your disclosure on page 21 that the number of warrants to be outstanding after this offering and the sale of private placement units in a private placement simultaneously with this offering is 12,500,000. Please revise the number of warrants for accuracy. .

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure, which is currently on page 22 of the Registration Statement to address the Staff’s comment.

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Derek Dostal

Derek Dostal

cc	Angelo Rufino, Chief Executive Officer, Bain Capital GSS Investment Corp
Jenelle DeVits, Associate General Counsel, North America Special Situations, Bain Capital
Christian O. Nagler, Kirkland & Ellis LLP